
02033927

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 03 2002
WASH, D.C. 165 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002 5/1/2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)


PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F ☑** **Form 40-F ☐**

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes ☐** **No ☑**

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

Nexus/6k/forms

On April 30, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: 

Yaron Sheinman

Chairman of the Board of Directors

Dated: May 1, 2002

Exhibit 1


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Tuesday April 30, 9:31 am Eastern Time

Press Release

SOURCE: Nexus Telocation Systems Ltd.

Nexus Telocation Systems Ltd. Reports Fourth Quarter and the Results for the Year 2001

108% Increase in Yearly Revenues over Year 2000

GIVATAYIM, Israel, April 30 /PRNewswire-FirstCall/ -- Nexus Telocation Systems Ltd. (Nasdaq: NXUS - news), a leading provider of Location Based Services (LBS) and Automated Meter Reading (AMR), today announced its consolidated results for the fourth quarter ending December 31, 2001. The consolidated reports combine Nexus' two business activities as well as full consolidation of Tracsat, (Nexus' activity in Argentina), which was acquired during the first quarter of 2001.

Nexus' two core business lines are:

* Location Based Information Systems and Services (LBS), primarily focused on the fields of Automatic Vehicle and Personal Location for security and workforce management applications.
* Automated Meter Reading (AMR), providing low-cost wireless wide-area data collection and information management solutions for the utility industry through Nexus' wholly owned subsidiary NexusData Inc.

Recent Significant Developments:

* During the fourth quarter of 2001 Nexus was chosen by the European Committee, under FW5, to lead a consortium of eight European companies elected to develop and test a solution for Asset Protection and Surveillance (ASAP). Under this agreement, the EU has agreed to fund the 24-month project in the amount of 2,820,500 Euro, approximately 50% of the overall estimated project cost.
* In January 2002 Nexus signed a three-year manufacturing agreement with AMS Electronics Ltd. to manufacture end-units for a total value of $36 million, in order to prepare an adequate infrastructure to supply future increasing needs of producing end-units on a large scale, for the LBS and the AMR production lines.

  In addition AMS invested $2.0 million in Nexus by way of equity investment and convertible debenture.
* On March 26, 2002, Nexus announced the receiving of its first purchase order from a customer in China. This order, amounting to US$ 1.0 million, is a very significant initial order in the deployment of the Nexus System and LBS services in China.

Financial Results:

Consolidated:

Consolidated revenues for the three months ending December 31, 2001 were $2.9 million the same amount as the revenues in the last quarter of the year 2000, and $3.6 million in Q3 of 2001. Total revenues for 2001 were $13.0 million as compared with $6.2 million in 2000, an increase of 108%. The total consolidated loss before tax was $8.5 million compared with $20.5 million in 2000. Loss in the previous year included $13.0 million due to the writing off of the Nexus' investment in Global Wireless Holdings.

The consolidated loss of Nexus is still affected by the lack of significant revenues contribution from the AMR division, which is expected to commence towards Q3 of 2002. NexusData contributed $5.3 million to the consolidated loss in 2001.

The performance of Tracsat, Nexus' subsidiary in Argentina, regardless of its progress in acquiring more customers, has still not reached its break-even point. Tracsat, which started its commercial activity in mid year of 2001, contributed more than $2.0 million to the consolidated loss.

LBS Business Unit:

Revenues for the LBS division, for the three months ending December 31, 2001 were $2.6 million compared with $2.9 million in Q4 of year 2000 and $3.5 million in Q3 of 2001. The gross profit of the LBS for Q4 2001 was $0.5 million compared to $1.1 million in Q3 2001. Revenues for the year 2001 were $12.7 million compared to $6.0 million in 2000, an increase of 112%. The yearly gross profit went up from $1.5 million in 2000 to $3.3 million in 2001, an increase of 120%.

Operational loss for Q4 2001 was $664 thousand compared with $490 thousand in Q4 2000 and $367 thousand in Q3 2001. The revenues and the loss of the LBS business line were influenced largely by the decision taken by the Chilean partners to appeal to court for a preventive judicial creditors' agreement which caused Nexus to conservatively deduct more than $0.5 million from its revenues and to completely write off its past investment.

The AMR Business Unit:

During the fourth quarter of 2001 the AMR division, administrated under NexusData Inc., was involved in delivering and installing the first phase of the Nicor project, which was completed during the first quarter of 2002, and in commencing the production arrangements for the AGL/IMServ contract.

Mr. Shlomo Sadowsky, President and CEO of Nexus said: "Despite the difficulties we have faced during the last quarter of 2001, in Argentina and recently in Chile, we are still encouraged by the continuing progress we observe in both business units, the LBS and the AMR. NexusData, which has an impressive order backlog, is rapidly and efficiently organizing itself for its mass production stage. There are some time delays in the implementation schedule of the AGL/IMServ program -- typical to a project of such magnitude -- but we believe that the special efforts taken to close this gap will enable the project to get back on its original timetable by year-end.

At the same time the LBS division is increasing its activities in Israel, Latin America, the USA and China. We anticipate that the year 2002 will be the turning point for Nexus, in which it will switch to profitability for the first time," concluded Sadowsky.

Mr. Yaron Sheinman, Chairman of Nexus and NexusData said: "I am pleased with the Nexus 2001 financial results which reflect an improvement compared to previous years. The expected initiation of revenue stream from the AMR activity, coupled with the deployment of the recently announced Chinese project and the continued improved margins should bring Nexus to profitability and place it in a better position for new projects and improved technologies."

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, Russia and Chile. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Hagai Goren, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: hagaig@nexus.co.il

Nexus Telocation Systems Ltd.
Consolidated Statement of Operations
(US $ in thousands, except per share data)

Three months ended December 31		Twelve Months Ended December 31	
2001	2000 (*)	2001	2000 (*)

	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Revenues	2,892	2,968	13,015	6,251
Gross Profit (Loss)	(214)	807	798	720
Research & Development	697	887	3,133	2,789
Sales and Marketing	615	538	2,952	1,976
General and Administrative	969	863	3,685	3,013
Operating Loss	(2,495)	(1,481)	(8,972)	(7,058)
Financial Income (Expenses)	(167)	80	(152)	76
Loss before extraordinary costs or Income	(2,662)	(1,401)	(9,124)	(6,982)
Minority Interest in losses of Subsidiaries			191	
Other Income (Expense)	(546)	(13,000)	470	(13,526)
Net Loss	(3,208)	(14,401)	(8,463)	(20,508)
Basic and Diluted Loss Per Share	$(0.29)	$(1.87)	$(0.83)	$(2.78)
Weighted average no. of shares	10,890	7,680	10,162	7,369

(*) Reclassification.

Selected Balance Sheet consolidated data
(U.S dollars in thousands)

	December 31 2001 (Unaudited)	December 31 2000 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	1,162	1,659
Trade receivables	3,252	2,631
Other accounts receivables	1,198	812
Inventories	2,046	2,228
Total current assets	7,658	7,330
Long term assets:		
Long terms investments	3,346	5,068
Fixed assets, net	2,182	1,182
Other assets	302	364
Total Assets	13,488	13,944
	------	------
Liabilities and shareholder equity		
Current Liabilities:		
Short term bank credit	5,467	
Trade Payables	3,877	1,771
Other accounts payable and accrued expenses	3,451	4,373
Total current liabilities	12,795	6,144
Total long term Liabilities	957	4,871
Net tangible assets	(264)	2,929
Total Liabilities	13,488	13,944
	------	------

SOURCE: Nexus Telocation Systems Ltd.